Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

July 12, 2017

Via EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:                             Nutraceutical International Corporation

Preliminary Proxy Statement on Schedule 14A

Filed June 20, 2017

File No. 000-23731

Ladies and Gentlemen:

On behalf of our client, Nutraceutical International Corporation (the “Company”), we hereby submit in electronic form the accompanying Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A of the Company (the “Amended Preliminary Proxy”), marked to indicate changes from the Preliminary Proxy Statement on Schedule 14A of the Company (the “Preliminary Proxy Statement”) as originally filed with the Securities and Exchange Commission (the “Commission”) on June 20, 2017.

The Amended Preliminary Proxy reflects the responses of the Company to comments received in a letter from the Staff of the Commission (the “Staff”), dated July 10, 2017 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Amended Preliminary Proxy.  For your convenience, references in the responses to page numbers are to the marked version of the Amended Preliminary Proxy.

General

1.                                      In light of the disclosed relationships between HGGC and the company, please provide us an analysis explaining why Rule 13e-3 does not apply to the merger transaction.

Response to Comment 1

The Company respectfully advises the Staff that, after careful consideration prior to filing the Preliminary Proxy Statement, it determined that Rule 13e-3 under the

Securities Exchange Act of 1934, as amended (the “Exchange Act”), does not apply to the proposed merger transaction described in the Preliminary Proxy Statement (the “Merger”) because the Merger does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3(a)(3).  The Merger does not constitute a “Rule 13e-3 transaction” because HGGC is not, and has never been, an “affiliate” of the Company within the meaning of Rule 13e-3(a)(1).  More specifically, HGGC has never owned any Company stock, had the ability to appoint Company officers or directors or otherwise “controlled” the Company in any manner.  Moreover, the decision to sell the Company was made after extensive deliberation by, and on the recommendation of, a special committee of three disinterested and independent directors with no connections to, or influence by, HGGC.  The special committee was advised by independent advisors and had arm’s-length negotiations with HGGC.  Therefore, we respectfully submit that the Merger is not the type of transaction that Rule 13e-3 was intended to regulate.

Rule 13e-3 does not apply to the Merger because the Merger does not constitute a “Rule 13e-3 transaction”

Rule 13e-3(b)(2) provides that it is “unlawful for an issuer which has a class of equity securities registered pursuant to Section 12 of the [Exchange] Act, or an affiliate of such issuer, to engage, directly or indirectly, in a Rule 13e-3 transaction unless . . . such issuer or affiliate complies with the [filing, disclosure and dissemination] requirements of paragraphs (d), (e) and (f) of [Rule 13e-3].”

Rule 13e-3(a)(3) provides that a “Rule 13e-3 transaction” is any “transaction or series of transactions involving one or more transactions described in paragraph (a)(3)(i) of [Rule 13e-3] which has either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in paragraph (a)(3)(ii) of [Rule 13e-3].”  The SEC’s interpretive release relating to Rule 13e-3 (Release No. 34-17719, April 13, 1981, Interpretive Release Relating to Going Private Transactions Under Rule 13e-3) (the “Interpretive Release”) further notes that a “Rule 13e-3 transaction” has three elements: “(1) an issuer or an affiliate of the issuer; (2) engaging in one or more of certain specified transactions; (3) having a purpose or reasonable likelihood of resulting in one or more specified effects.”

Because no “affiliates” of the Company are parties to or otherwise engaged in the Merger (i.e., the first of the three elements described in the Interpretive Release), the Company respectfully submits that the Merger does not constitute a “Rule 13e-3 transaction” within the meaning of Rule 13e-3(a)(3).

HGGC is not an “affiliate” of the Company

HGGC is not, and has never been, an “affiliate” of the Company and, therefore, its participation in the Merger would not have the effect of causing the Merger to constitute a “Rule 13e-3 transaction.”

Rule 13e-3(a)(1) provides that an “affiliate” of an issuer is “a person that, directly or indirectly, through one or more intermediaries controls, is controlled by, or is under common control with such issuer.”  In its Current Issues and Rulemaking Projects Outline, dated November 14, 2000, the Staff noted that, for purposes of Rule 13e-3, “control” has the meaning set forth in Exchange Act Rule 12b-2 (i.e., “possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise”).  The Company respectfully advises the Staff that HGGC does not have, and has never had, the power to direct or cause the direction of the management and policies of the Company and, therefore, does not “control” and has never “controlled” the Company within the meaning of Rule 13e-3 and Rule 12b-2. Similarly, the Company does not have, and has never had, any power to direct or cause the direction of the management or policies of HGGC and, therefore, does not “control” and has never “controlled” HGGC within the meaning of Rule 13e-3 and Rule 12b-2. As described in the Preliminary Proxy Statement under the section entitled “The Merger — Background of the Merger,” Mr. Stanley E. Soper has investments in certain HGGC funds, but they are passive in nature, represent less than 0.05% of the total capital commitments for such funds and, as a result, could not result in any control being exercised over HGGC.  Accordingly, HGGC should not be deemed to be an “affiliate” of the Company within the meaning of Rule 13e-3.

The Company respectfully advises the Staff of the following background facts in support of the Company’s position:

No HGGC Control Over the Company’s Board of Directors

HGGC has never nominated, designated or otherwise appointed any members of the Company’s Board of Directors and HGGC does not have, and has never had, the power or authority (whether through the ownership of equity securities, by contract or otherwise) to nominate, designate or otherwise appoint anyone to the Company’s Board of Directors.  As described in the Preliminary Proxy Statement, prior to the initiation of discussions with respect to the Merger, Mr. Gregory M. Benson was both a member of the Company’s Board of Directors (serving in his individual capacity, and not as a designee of HGGC) and a co-founder and managing director of HGGC.  At the time HGGC submitted its initial non-binding indication of interest to the Company on January 23, 2017, it informed the Company that HGGC had put in place a formal screen to ensure that no confidential information of the Company that Mr. Benson had received in his capacity as a director of the Company was shared with other representatives of HGGC, and that Mr. Benson would not be involved in the evaluation or negotiation of any potential transaction between HGGC and the Company.  Mr. Benson confirmed that he had no prior knowledge of the indication of interest and tendered his resignation as a director of the Company during the same meeting at which HGGC delivered its initial non-binding indication of interest on January 23, 2017.

On the basis of the foregoing, the Company does not believe that HGGC has, or has ever had, a relationship with any of the Company’s directors that would give HGGC the power to direct or cause the direction of the management and policies of the Company or otherwise have the effect of giving HGGC “control” over the Company.

No HGGC Control Over the Company’s Executive Officers

HGGC has never designated or otherwise appointed any of the Company’s executive officers and HGGC does not have, and has never had, the power or authority (whether through the ownership of equity securities, by contract or otherwise) to designate or otherwise appoint any of the Company’s executive officers.  As noted in the

Preliminary Proxy Statement, the Company’s Chairman and Chief Executive Officer, Mr. Frank W. Gay II, is the brother of Mr. Robert C. Gay, a co-founder of HGGC.  However, at the time HGGC initiated discussions with the Company regarding the Merger on January 23, 2017, Mr. Robert C. Gay was retired as a full time partner of HGGC (remaining as a member of the investment committees of three HGGC funds).  Moreover, to alleviate any potential conflicts of interest, the Company’s Board of Directors formed a special committee (without the participation of Mr. Frank W. Gay II) to review and evaluate the Merger.  At no time did HGGC or Mr. Robert C. Gay ever exercise control over Mr. Frank W. Gay II or any of the Company’s other executive officers. In addition, as described in the Amended Preliminary Proxy, Mr. Leslie M. Brown, Jr. is a managing director of HGGC and was formerly an executive officer of the Company; however, Mr. Brown retired from the Company in 2007 and, at the time of the Merger negotiations, had no ability whatsoever to control the executive officers of the Company.

No HGGC Control Over the Company by Virtue of Equity Ownership in the Company

HGGC has informed the Company that it does not own, and has never owned, any equity interests in the Company. HGGC has also informed the Company that, while Mr. Benson does own equity interests in the Company in his personal capacity, such interests are of a relatively minor amount (i.e., less than one half of one percent of the currently outstanding shares of common stock).  As a result, the Company does not believe that HGGC has, or has ever had, the power to direct or cause the direction of the management and policies of the Company or otherwise “control” the Company by virtue of owning or controlling Company equity securities.

General Principles of Rule 13e-3

As a general matter, the Company respectfully submits that the Merger is not the type of transaction that Rule 13e-3 is intended to regulate.  As described in the Interpretive Release, Rule 13e-3 was adopted as a means to protect unaffiliated security holders, particularly small investors, in the context of a going private transaction and to protect against any adverse effects such transactions may have upon the confidence of investors generally.  The need for such protection arose, in part, out of the fact that “[t]he natureof and methods historically utilized in effecting going private transactions present an opportunity for overreaching of unaffiliated security holders by an issuer or its affiliates.  This is due, in part, to the lack of arm’s-length bargaining and the inability of unaffiliated security holders to influence corporate decisions to enter into such transactions.”

As described in the Preliminary Proxy Statement under the section entitled “The Merger — Background of the Merger,” substantive negotiations regarding the Merger were held exclusively between, on the one hand, HGGC and, on the other hand, a special committee of three disinterested and independent directors with no connections to, or influence by, HGGC.  These negotiations were conducted on an arm’s-length basis.  At the time of Merger negotiations, HGGC had no ability whatsoever to control or influence the Company, as more fully described above.  During the period of Merger negotiations, no member of the Company’s Board of Directors was controlled by, or was otherwise influenced by, HGGC.  No member of the Company’s Board of Directors or executive management team has entered into any agreement with HGGC in anticipation of the Merger.  In evaluating the Merger, the special committee conducted a thorough process, which included detailed analysis of the possibility of remaining independent, and negotiated a “go-shop” period during which the Company and its representatives may actively solicit competing acquisition proposals.  Only after extensive deliberations and discussion and consultation with its independent legal and financial advisors did the special committee and the Company’s Board of Directors approve the Merger.

Based on the foregoing facts, the Company respectfully advises the Staff that it believes that Rule 13e-3 does not apply to the Merger because HGGC is not an “affiliate” of the Company within the meaning of Rule 13e-3(a)(1).  HGGC is not an “affiliate” of the Company because HGGC does not have, directly or indirectly, the power to direct or cause the direction of management and policies of the Company or otherwise “control” the Company, either as a result of equity ownership of the Company or by having control through the Board of Directors or executive officers of the Company.

Background of the Merger, page 31

2.                                      We note your disclosure in the first paragraph under the heading indicating that HGGC contacted the company to discuss potential strategic transactions during the two years preceding the execution and delivery of the merger agreement.  In light of the disclosed relationships between HGGC and certain members of the Board and senior management, please revise to discuss each such contact, including identification of the HGGC and company representatives participating in the discussion(s) and the nature of the potential strategic transaction(s) discussed. Refer to Regulation M-A, Item 1005(c).

Response to Comment 2

We have revised the disclosure in the Background of the Merger section to address the Staff’s comment.  See pages 31, 36 and 39 of the Amended Preliminary Proxy.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3124 or Salvatore A. Perrotto at (212) 373-3348.

Sincerely,

/s/ David S. Huntington
David S. Huntington

cc:                                Stanley Soper, Esq.

Nutraceutical International Corporation